Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
All amounts in Canadian dollars unless specified otherwise		Saskatchewan Canada

Cameco Q2 results: strong financial performance reflecting positive momentum for nuclear power; uranium average realized price benefitting from long-term contracting strategy; Westinghouse opportunities driving improved 2025 outlook

July 31, 2025

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2025, in accordance with International Financial Reporting Standards (IFRS).

“The solid second quarter and first-half financial performance across our uranium, fuel services, and Westinghouse segments demonstrates the resilience of our strategy and the constructive outlook for nuclear power, significantly improving our overall 2025 expectations,” said Tim Gitzel, Cameco’s president and CEO. “Despite the uncertainty-driven volatility throughout the capital markets during the first half of the year, the need for clean electrons has remained on the critical path to addressing global energy security, national security, and climate security concerns. As a result, we believe nuclear energy, and in turn Cameco, with our tier-one assets in stable jurisdictions and strategic investments across the entire nuclear fuel cycle, is on the critical path to global energy security.

“Our integrated strategy that aligns our marketing, operational, and financial decisions continues to serve us well in a market that is shifting its focus toward security of supply. From a marketing perspective, we are capturing value with continued patience and discipline as we layer-in long-term contracts for both uranium and conversion services – contracts that protect us from weaker market conditions while retaining exposure to the price improvements needed to support investments in future supply. That portfolio informs our operational plans, ensuring the timing of our supply is aligned with market demand because history has shown us that the overhang created by unencumbered supply – or even an expectation of supply, credible or not –hinders contracting momentum. So, in addition to having a contract book to underpin the coordinated marketing and operational aspects of our strategy, we also maintain a strong balance sheet and the financial discipline that allows us to confidently invest where required and be patient as the market evolves, ensuring our actions are deliberate and our decisions add value.

“As expected, the second quarter timing of planned maintenance at the Key Lake mill this year resulted in lower uranium production and higher unit cost of sales compared to the second quarter and first six months of last year. However, aside from a slight increase in our expected annual average realized price thanks to a rise in market prices, the only other notable shift in our full-year expectations is from our Westinghouse investment. We now expect our 49% share of Westinghouse’s adjusted EBITDA to be between $525 million (US) and $580 million (US), driven by the $170 million (US) increase in our share of Westinghouse’s second quarter revenue, tied to its participation in a construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic. We believe that the Czech project, which was announced in June, evidences the growing support for nuclear power, support that is expected to have a positive impact on our uranium and fuel services businesses while creating significant future growth opportunities for Westinghouse.

“We believe that supportive government policies, the tangible actions of energy-intensive industries, and positive public conversations are all pointing to a global convergence: nuclear energy is a critical solution for providing clean, constant, secure and reliable power to electrify global economies. As a proven and reliable supplier with decades of experience, Cameco, along with Westinghouse, is uniquely positioned to power a safe, secure energy future.”

Second Quarter Highlights

•

Strong consolidated financial performance in Q2 and for the first six months of 2025: Net earnings of $321 million, adjusted net earnings of $308 million, and adjusted EBITDA of $673 million were all significantly higher than in the second quarter of 2024, largely due to increased equity earnings from our investment in Westinghouse and strong performance in our uranium and fuel services segments. During the first half of the year, net earnings of $391 million, adjusted net earnings of $378 million and adjusted EBITDA of $1.0 billion were also significantly higher than the first six months of 2024 for the same reasons. Quarterly results are impacted by normal quarterly variations in the timing of contract deliveries in our uranium and fuel services segments, and the timing of customer-driven reactor life cycle activities in the Westinghouse segment.

•

Uranium: In our core uranium segment, second quarter earnings before income taxes and adjusted EBITDA increased by 46% and 43% respectively compared to the same period in 2024; earnings before income taxes and adjusted EBITDA for the first half of the year increased by 14% and 17% respectively compared to the first six months of 2024, all mainly as a result of higher sales volumes and average realized prices. Average realized price continued to show improvements as prices from fixed price contracts increased and the US dollar was stronger than in the second quarter of 2024. Total cost of sales (including depreciation and amortization (D&A)) increased due to an increase in the average unit cost of sales and an increase in sales volume. In addition, cost of sales was higher than in the second quarter of 2024 due to the costs of the planned annual maintenance shutdown at the Key Lake mill which were expensed directly to cost of sales. The shutdown took place in the second quarter compared to the third quarter in 2024. See Financial results by segment – Uranium in our second quarter MD&A for more information. Cash cost per pound is a non-IFRS measure, see page 5.

•

Fuel Services: In our fuel services segment, second quarter earnings before income taxes and adjusted EBITDA increased by 33% and 36% respectively compared to the same period in 2024 mainly due to higher sales and a decrease in cost of sales. Earnings before income taxes for the first half of the year increased by over 100% while adjusted EBITDA increased 97% compared to the first six months of 2024 due to higher sales, a higher average realized price and a decrease in cost of sales. See Financial results by segment – Fuel services in our second quarter MD&A for more information.

•

Westinghouse: Westinghouse reported net earnings of $126 million (our share) for the second quarter and $64 million (our share) for the first six months, improving considerably from net losses in comparable periods in 2024. The improvement over last year is primarily due to Westinghouse’s participation in the construction project for two nuclear reactors at the Dukovany power plant in Czech Republic, which, as previously disclosed, resulted in a $170 million (US) increase in our share of Westinghouse’s 2025 second quarter revenue. We use adjusted EBITDA as a performance measure for Westinghouse and in the second quarter and first six months of 2025, adjusted EBITDA increased to $352 million and $445 million respectively, compared to the same periods in 2024, which was mainly the result of the increased revenue in the second quarter as noted above. Once Westinghouse receives the cash associated with the increased revenue, it will be considered, by the partners, in determining distributions payable. Westinghouse is expected to receive the cash in the fourth quarter of 2025. See Our outlook for 2025 and Our earnings from Westinghouse in our first quarter MD&A for more information. Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see page 5.

•	Improved 2025 financial outlook: Our annual expectations for consolidated financial metrics remain unchanged. However, the outlook for our Westinghouse segment has improved significantly.

•

Uranium and Fuel Services production outlook: In our uranium segment, we continue to expect 18 million pounds of production (100% basis) at each of McArthur River/Key Lake and Cigar Lake operations in 2025. However, potential risks to our 2025 production outlook at McArthur River/Key Lake include the expected timing of ground freezing and development schedules in new mining areas, access to adequate skilled labour, and the timing of new equipment commissioning. We now expect our uranium average realized price to be approximately $87.00 per pound (previously $84.00 per pound) due to the higher uranium spot price. In our Fuel Services segment, our annual production expectation, which includes UF6 conversion, UO2 conversion, and heavy water reactor fuel bundles, remains between 13 million and 14 million kgU of combined fuel services products.

•

Westinghouse outlook: We now expect our share of adjusted EBITDA from our equity investment in Westinghouse to be between $525 million and $580 million (US) (previously $355 million to 405 million (US)) due to the approximately $170 million (US) increase in our share of Westinghouse’s 2025 second quarter revenue tied to Westinghouse’s participation in the Dukovany construction project in the Czech Republic. Over the next five years, we expect our share of adjusted EBITDA, excluding the impact of the $170 million (US) increase in the second quarter of 2025, will grow at a compound annual growth rate of 6% to 10%. The 2025 outlook for our share of Westinghouse’s net earnings is also impacted by the increased revenue net of income taxes and is now $30 million to $80 million (US) (previously a net loss of $20 million to $70 million (US)). Adjusted EBITDA attributable to Westinghouse is a non-IFRS measure, see page 5.

•

Joint Venture Inkai (JV Inkai) production: JV Inkai continues to target 2025 production of 8.3 million pounds (100% basis) of uranium of which our purchase allocation is 3.7 million pounds. We expect shipments of our remaining share of 2024 production (approximately 900,000 pounds) and the majority of our share of 2025 production from JV Inkai to begin in the second half of 2025.

•

Disciplined long-term contracting: As of June 30, 2025, we had commitments requiring delivery of an average of about 28 million pounds per year, from 2025 through 2029, which includes deliveries made year to date in 2025, with commitment levels higher than the average in 2025 through 2027, and lower than the average in 2028 through 2029. Long-term uranium contracting slowed during the first half of the year due to global macro-economic uncertainty related to trade policy issues, and customers’ focus on downstream services, driven by continuing geopolitical tensions. However, we continue to have a large and growing pipeline of business under discussion, and as the pace of contracting improves, we expect to selectively continue layering in long-term volumes that capture greater future upside and downside protection using market-related pricing mechanisms.

•	Maintaining financial discipline and balanced liquidity to execute on strategy:

•	Strong balance sheet: As of June 30, 2025, we had $716 million in cash and cash equivalents and $1.0 billion in total debt. In addition, we have a $1.0 billion undrawn revolving credit facility.

•

Additional financial flexibility: To broaden the ratings coverage on our debt and provide a tool for future flexibility, we initiated a public rating with Moody’s, which has assigned an issuer rating of Baa2 with a stable outlook (effective July 30, 2025). Obtaining a rating from Moody’s allows us to engage with an additional rating agency about the dynamics in our market at a time when our industry is in the headlines on a regular basis, demonstrating the supply and demand fundamentals that differ from others in the mining sector.

•

Dividend from JV Inkai: In April, we received a cash dividend of $87 million (US), net of withholdings, from JV Inkai based on its 2024 financial performance. From a cash flow perspective, we expect to realize the benefit from JV Inkai’s 2025 financial performance in 2026 once the dividend for 2025 is declared and paid.

•

Changes to the executive team: consistent with prudent succession planning and with Cameco’s ongoing commitment to execution of its balanced and disciplined strategy, effective September 1, 2025, the following changes will be made to the executive team:

•	Tim Gitzel will continue in his role as chief executive officer

•	Grant Isaac will be appointed president and chief operating officer

•	Heidi Shockey will be appointed senior vice-president and chief financial officer

•	Liam Mooney will be appointed senior vice-president and chief legal officer

•	Sean Quinn will assume the role of senior advisor, special projects until March 31, 2026, at which time he is retiring

•	Brian Reilly will assume the role of senior advisor, operations until March 31, 2026, at which time he is retiring

With these changes in the senior leadership team, we expect to continue to have the right people in the right positions, with the appropriate experience to help the company achieve its vision of powering a secure energy future.

Consolidated financial results

	THREE MONTHS ENDED			SIX MONTHS ENDED
HIGHLIGHTS	JUNE 30			JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2025	2024	CHANGE	2025	2024	CHANGE
Revenue	877	598	47%	1,666	1,232	35%
Gross profit	257	175	47%	527	362	46%
Net earnings attributable to equity holders	321	36	>100%	391	29	>100%
$ per common share (basic)	0.74	0.08	>100%	0.90	0.07	>100%
$ per common share (diluted)	0.74	0.08	>100%	0.90	0.07	>100%
Adjusted net earnings (ANE) (non-IFRS, see page 5)	308	65	>100%	378	111	>100%
$ per common share (adjusted and diluted)	0.71	0.15	>100%	0.87	0.25	>100%
Adjusted EBITDA (non-IFRS, see page 5) [1]	673	343	96%	1,029	677	52%
Cash provided by operations	465	260	79%	575	323	78%

[1]

In the fourth quarter of 2024, we revised our calculation of adjusted net earnings and adjusted EBITDA to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change.

The financial information presented for the three months and six months ended June 30, 2024, and June 30, 2025, is unaudited.

Selected segment highlights

			THREE MONTHS ENDED			SIX MONTHS ENDED
			JUNE 30			JUNE 30
HIGHLIGHTS			2025	2024	CHANGE	2025	2024	CHANGE
Uranium	Production volume (million lb)		4.6	7.1	(35)%	10.6	12.9	(18)%
	Sales volume (million lb)		8.7	6.2	40%	15.6	13.5	16%
	Average realized price[1]	($US/lb)	57.35	56.43	2%	59.66	57.04	5%
		($Cdn/lb)	81.03	76.93	5%	84.62	77.15	10%
	Revenue		705	481	47%	1,324	1,042	27%
	Gross profit		217	144	51%	420	313	34%
	Earnings before income taxes		281	192	46%	509	445	14%
	Adjusted EBITDA[2]		352	246	43%	641	548	17%
Fuel services	Production volume (million kgU)		3.2	2.9	10%	7.1	6.7	6%
	Sales volume (million kgU)		4.4	2.9	52%	6.8	4.4	55%
	Average realized price[3]	($Cdn/kgU)	36.79	39.98	(8)%	43.75	42.80	2%
	Revenue		162	118	37%	297	190	56%
	Earnings before income taxes		44	33	33%	112	53	>100%
	Adjusted EBITDA[2]		57	42	36%	132	67	97%
	Adjusted EBITDA margin (%)[2]		35	36	(3)%	44	35	26%
Westinghouse	Adjusted free cash flow[2]		306	89	>100%	356	132	>100%
(our share)	Net earnings (loss)		126	(47)	>(100)%	64	(170)	>(100)%
	Adjusted EBITDA[2]		352	121	>100%	445	197	>100%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Non-IFRS measure, see page 5.
[3]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

The table on the following page shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 5). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED			SIX MONTHS ENDED
	JUNE 30			JUNE 30
($CDN/LB)	2025	2024	CHANGE	2025	2024	CHANGE
Produced
Cash cost	26.19	16.96	54%	24.05	18.11	33%
Non-cash cost	11.66	9.10	28%	10.90	9.41	16%
Total production cost[1]	37.85	26.06	45%	34.95	27.52	27%
Quantity produced (million lb)[1]	4.6	7.1	(35)%	10.6	12.9	(18)%
Purchased
Cash cost	97.00	109.11	(11)%	102.74	96.25	7%
Quantity purchased (million lb)[1]	0.7	1.7	(59)%	1.9	4.4	(57)%
Totals
Produced and purchased costs	45.66	42.10	8%	45.25	45.00	1%
Quantities produced and purchased (million lb)	5.3	8.8	(40)%	12.5	17.3	(28)%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. There were no purchases during the second quarter or in the first six months of 2025.

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore may not be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2024 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2024 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 6 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the second quarter and first six months of 2025 and compares it to the same periods in 2024.

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
($ MILLIONS)	2025	2024	2025	2024
Adjustments
Adjustments on derivatives	(163)	14	(175)	47
Unrealized foreign exchange losses (gains)	71	(7)	67	(25)
Share-based compensation	39	15	37	23
Adjustments on other operating expense (income)	(8)	(2)	(7)	(17)
Income taxes on adjustments	35	(7)	39	(16)
Adjustments on equity investees (net of tax):
Inventory purchase accounting	4	12	4	50
Acquisition-related transition costs	—	5	—	19
Unrealized foreign exchange losses (gains)	(2)	(2)	5	(2)
Other expenses[1]	11	1	17	3

Adjusted net earnings	308	65	378	111

[1]	Other expenses includes Westinghouse’s unrealized foreign exchange losses (gains) and costs related to long-term incentive plans.

The following table shows what contributed to the change in adjusted net earnings (non-IFRS measure, see above) for the second quarter and first six months of 2025 compared to the same periods in 2024.

		THREE MONTHS ENDED		SIX MONTHS ENDED
		JUNE 30		JUNE 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings – 2024	36	65	29	111

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Impact from sales volume changes	57	57	50	50
	Higher realized prices ($US)	11	11	55	55
	Foreign exchange impact on realized prices	24	24	61	61
	Higher costs	(19)	(19)	(59)	(58)

	Change – uranium	73	73	107	108

Fuel services	Impact from sales volume changes	16	16	27	27
	Higher (lower) realized prices ($Cdn)	(14)	(14)	6	6
	Lower costs	7	7	26	26

	Change – fuel services	9	9	59	59

	Other changes
	Higher administration expenditures	(30)	(6)	(29)	(16)
	Lower exploration and research and development expenditures	6	6	—	—
	Change in reclamation provisions	8	2	(11)	(1)
	Higher earnings from equity-accounted investees	187	184	207	163
	Change in gains or losses on derivatives	167	(10)	199	(23)
	Change in foreign exchange gains or losses	(94)	(16)	(112)	(20)
	Lower finance income	(3)	(3)	(5)	(5)
	Lower finance costs	16	16	25	25
	Change in income tax recovery or expense	(53)	(11)	(75)	(20)
	Other	(1)	(1)	(3)	(3)

	Net earnings – 2025	321	308	391	378

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes. Included in EBITDA is our share of equity-accounted investees.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees that are not adjustments to arrive at our ANE measure. These items are reported as part of other expenses within the investee financial information and are not representative of the underlying operations. These primarily include transaction, integration and restructuring costs related to acquisitions.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure.

To facilitate a better understanding of these measures, the tables below reconcile net earnings with EBITDA and adjusted EBITDA for the second quarter and first six months of 2025 and 2024.

For the quarter ended June 30, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	281	44	126	(130)	321
Depreciation and amortization	71	13	—	2	86
Finance income	—	—	—	(5)	(5)
Finance costs	—	—	—	27	27
Income taxes	—	—	—	71	71

	352	57	126	(35)	500
Adjustments on equity investees
Depreciation and amortization	4	—	95	—	99
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	51	—	51
Income taxes	7	—	46	—	53

Net adjustments on equity investees	10	—	191	—	201

EBITDA	362	57	317	(35)	701
Loss on derivatives	—	—	—	(163)	(163)
Other operating income	(8)	—	—	—	(8)
Share-based compensation	—	—	—	39	39
Unrealized foreign exchange losses	—	—	—	71	71

	354	57	317	(88)	640
Adjustments on equity investees
Inventory purchase accounting	—	—	5	—	5
Restructuring costs	—	—	14	—	14
Other expenses	—	—	16	—	16
Unrealized foreign exchange gains	(2)	—	—	—	(2)

Net adjustments on equity investees	(2)	—	35	—	33

Adjusted EBITDA	352	57	352	(88)	673

[1]	JV Inkai adjusted EBITDA of $70 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the quarter ended June 30, 2024:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	192	33	(47)	(142)	36
Depreciation and amortization	52	9	—	1	62
Finance income	—	—	—	(8)	(8)
Finance costs	—	—	—	43	43
Income taxes	—	—	—	18	18

	244	42	(47)	(88)	151
Adjustments on equity investees
Depreciation and amortization	2	—	89	—	91
Finance income	—	—	(1)	—	(1)
Finance expense	—	—	54	—	54
Income taxes	4	—	(11)	—	(7)

Net adjustments on equity investees	6	—	131	—	137

EBITDA	250	42	84	(88)	288
Gain on derivatives	—	—	—	14	14
Other operating income	(2)	—	—	—	(2)
Share-based compensation	—	—	—	15	15
Unrealized foreign exchange gains	—	—	—	(7)	(7)

	248	42	84	(66)	308
Adjustments on equity investees
Acquisition-related transition costs	—	—	6	—	6
Inventory purchase accounting	—	—	17	—	17
Restructuring costs	—	—	11	—	11
Other expenses	—	—	3	—	3
Unrealized foreign exchange gains	(2)	—	—	—	(2)

Net adjustments on equity investees	(2)	—	37	—	35

Adjusted EBITDA	246	42	121	(66)	343

[1]	JV Inkai adjusted EBITDA of $52 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the six months ended June 30, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	509	112	64	(294)	391
Depreciation and amortization	123	20	—	4	147
Finance income	—	—	—	(9)	(9)
Finance costs	—	—	—	57	57
Income taxes	—	—	—	124	124

	632	132	64	(118)	710
Adjustments on equity investees
Depreciation and amortization	4	—	192	—	196
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	100	—	100
Income taxes	8	—	29	—	37

Net adjustments on equity investees	11	—	320	—	331

EBITDA	643	132	384	(118)	1,041
Loss on derivatives	—	—	—	(175)	(175)
Other operating income	(7)	—	—	—	(7)
Share-based compensation	—	—	—	37	37
Unrealized foreign exchange losses	—	—	—	67	67

	636	132	384	(189)	963
Adjustments on equity investees
Inventory purchase accounting	—	—	5	—	5
Restructuring costs	—	—	26	—	26
Other expenses	—	—	30	—	30
Unrealized foreign exchange losses	5	—	—	—	5

Net adjustments on equity investees	5	—	61	—	66

Adjusted EBITDA	641	132	445	(189)	1,029

[1]	JV Inkai adjusted EBITDA of $114 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the six months ended June 30, 2024:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	445	53	(170)	(299)	29
Depreciation and amortization	88	14	—	2	104
Finance income	—	—	—	(14)	(14)
Finance costs	—	—	—	82	82
Income taxes	—	—	—	49	49

	533	67	(170)	(180)	250
Adjustments on equity investees
Depreciation and amortization	10	—	173	—	183
Finance income	—	—	(3)	—	(3)
Finance expense	—	—	118	—	118
Income taxes	24	—	(48)	—	(24)

Net adjustments on equity investees	34	—	240	—	274

EBITDA	567	67	70	(180)	524
Gain on derivatives	—	—	—	47	47
Other operating income	(17)	—	—	—	(17)
Share-based compensation	—	—	—	23	23
Unrealized foreign exchange gains	—	—	—	(25)	(25)

	550	67	70	(135)	552
Adjustments on equity investees
Acquisition-related transition costs	—	—	24	—	24
Inventory purchase accounting	—	—	66	—	66
Restructuring costs	—	—	22	—	22
Other expenses	—	—	15	—	15
Unrealized foreign exchange gains	(2)	—	—	—	(2)

Net adjustments on equity investees	(2)	—	127	—	125

Adjusted EBITDA	548	67	197	(135)	677

[1]	JV Inkai adjusted EBITDA of $52 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the second quarter and first six months of 2025 and 2024.

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
($ MILLIONS)	2025	2024	2025	2024
Cost of product sold	417.1	284.7	781.1	640.5
Add / (subtract)
Royalties	(56.4)	(32.2)	(93.8)	(50.0)
Care and maintenance costs[1]	(26.2)	(11.7)	(39.8)	(23.8)
Other selling costs	(2.8)	(4.5)	(6.3)	(9.4)
Change in inventories	(143.3)	69.6	(191.1)	99.8

Cash costs of production (a)	188.4	305.9	450.1	657.1
Add / (subtract)
Depreciation and amortization	71.3	51.5	122.8	88.2
Care and maintenance costs[1]	(1.6)	(0.2)	(1.7)	(0.4)
Change in inventories	(16.1)	13.3	(5.6)	33.6

Total production costs (b)	242.0	370.5	565.6	778.5

Uranium produced & purchased (million lb) (c)	5.3	8.8	12.5	17.3

Cash costs per pound (a ÷ c)	35.55	34.76	36.01	37.98
Total costs per pound (b ÷ c)	45.66	42.10	45.25	45.00

[1]

Care and maintenance costs include costs associated with Rabbit Lake and the US operations, as well as the annual maintenance shutdown at Key Lake mill which were expensed directly to cost of sales in the quarter. In 2024, the shutdown occurred in the third quarter.

Management’s discussion and analysis (MD&A) and financial statements

The second quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and six months ended June 30, 2025, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2024, first quarter and annual MD&A, 2025 first quarter and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	CIGAR LAKE

• Greg Murdock, general manager, McArthur River, Cameco	• Kirk Lamont, general manager, Cigar Lake, Cameco

• Daley McIntyre, general manager, Key Lake, Cameco	INKAI

• Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our perception of the constructive outlook for nuclear power and its impact on our 2025 expectations; our view that nuclear energy is on the critical path to addressing global energy security, national security and climate security; our expectation that our long-term contracts will protect us from weaker market conditions while retaining our exposure to the price improvements needed to support investments in future supply, ensuring the timing of our supply is aligned with market demand; our belief that maintaining a strong balance sheet and having financial discipline will allow us to confidently make deliberate value-adding investments as the market evolves; our view that the Dukovany power plant project reflects the growing support for nuclear power, and that such support which will have a positive impact on our uranium and fuel services businesses while creating significant future growth opportunities for Westinghouse; our view that the continued support visible in government policies, energy-intensive industries and public discourse reflects that nuclear energy is a critical solution for providing clean, constant, secure and reliable power, and that Cameco and Westinghouse are uniquely positioned to contribute to this future; our 2025 outlook for our uranium and fuel services segments; our expectations regarding our share of Westinghouse’s adjusted EBITDA and net earnings for 2025; our expectations regarding Westinghouse’s participation in the Dukovany power plant project and the associated increase in revenue; Westinghouse’s expected adjusted EBITDA growth rate over the next five years; our expectations regarding production levels and deliveries from JV Inkai; our expectations regarding our long-term contract portfolio and uranium commitment levels; our intention to broaden the ratings coverage on our debt and provide for future flexibility by obtaining a public issuer rating from Moody’s; our expectation that we will realize the benefit for JV Inkai’s 2025 financial performance in 2026 once the dividend for 2025 is declared and paid; and the expected date of the announcement of our 2025 third quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; risks related to JV Inkai’s development or production, including the risk that JV Inkai is unable to transport and deliver its production; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, or that it may otherwise be unable to achieve expected growth; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values; the risk that we are adversely affected by the imposition of tariffs on Canadian energy products; the risk that the Dukovany power plant project does not result in the expected financial benefits for Westinghouse; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; JV Inkai production and our allocation of planned production and timing of deliveries; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relations issues, aging infrastructure, and operating risks; the assumptions relating to Westinghouse’s adjusted EBITDA and net income; the assumption that we would not be adversely affected by the imposition of tariffs on Canadian energy products; the financial benefits of the Dukovany power plant project for Westinghouse; and our ability to announce future financial results when expected.

Please also review the discussion in our 2024 annual MD&A, our 2025 first quarter MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our second quarter conference call on Thursday, July 31, 2025, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial please dial (833) 821-3311 (Canada and US) or (647) 846-2607. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 31, 2025, by calling (855) 669-9658 (Canada/ USA toll-free) or (412) 317-0088 (International toll) (Passcode 3789618)

2025 third quarter report release date

We plan to announce our 2025 third quarter results before markets open on Wednesday, November 5, 2025.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

- End -

Investor inquiries	Media inquiries
Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com